IRON Financial, LLC

630 Dundee Rd.

Suite 200

Northbrook, IL 60062

Letter Agreement

September 16, 2016

To:	Unified Series Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Dear Ladies and Gentlemen:

We have been engaged as the investment adviser to the IRON Equity Premium Income fund (the “Fund”) pursuant to the Management Agreement approved by the Board of Trustees.

Effective February 1, 2017, we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s total annual operating expenses, excluding brokerage fees and commissions; borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short); any 12b-l fees; taxes; any indirect expenses, such as fees and expenses of acquired funds; and extraordinary litigation expenses at 1.00% of the Fund’s average daily net assets. This Agreement shall continue in place until the earlier to occur of January 31, 2018, or such date as the Fund is liquidated in accordance with the provisions of the Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.00% expense limitation.

Very truly yours,

IRON Financial, LLC

By:
Richard Lakin, Chief Compliance Officer

Acceptance

The foregoing is hereby accepted.

UNIFIED SERIES TRUST

By:
David R. Carson, President